Mail Stop 3720

February 10, 2006

Jacob Roth
Principal Executive Officer
World Marketing, Inc.
543 Bedford Avenue, #176
Brooklyn, NY 11211

>   **Re: World Marketing, Inc.**
>   **Amendment No. 1 to Registration Statement on Form SB-2**
>   **Filed January 30, 2006**
>   **333-129148**

Dear Mr. Roth:

        We have reviewed your filing and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 3. Summary Information and Risk Factors, page 4

        Business, page 4

1.   As currently drafted, the disclosure you have added in response to prior comment 4 is disjointed and difficult to follow. For example, in your fourth bullet point you disclose the "condominium acquisition discussed above" but it is not discussed above. We encourage you to revise this section to eliminate your bullet point format and to reorganize your discussion to begin with a more detailed description of your business operations followed by the disclosure concerning your financial position and future

financing needs. For example, where you discuss your objective of acquiring, renovating and reselling residential and commercial real estate in the forefront of this section, please also discuss your one transaction to date and your business plans for the current year. After discussing your business operations in reasonable detail, you can then discuss your financial position and your future financing needs.

Risk Factors

We Are Dependent For Our Success on One Key Executive . . ., page 8

2.   Please see prior comment 12. Please expand your discussion of the risk to address how your one executive officer will have to develop the company's fledgling business and manage the reporting requirements of a public company. In this regard, it does not appear from Mr. Roth's biography that he has any experience as the principal accounting officer of a public company or real estate investment experience. Please revise this risk factor to more specifically describe these challenges. In addition, disclose whether the public companies where Mr. Roth previously served as an executive officer timely filed their periodic reports during Mr. Roth's employment.

We Will Incur Costs and Expenses Due to The Additional Burden . . ., page 12

3.   To provide context, please quantify your estimated costs associated with becoming a public company.

Item 7. Selling Security Holders, page 15

Blue Sky, page 16

4.   Please see prior comment 23 and disclose the expected timing for securing a listing in Standard and Poor's corporate manual. Also, disclose the substance of your response that the filings you have made in New York do not limit the selling shareholders from selling their shares to other New York residents.

Item 8. Plan of Distribution, page 16

5.   Please briefly disclose the specific requirements of Regulation M as requested in prior comment 24.

Item 16. Description of Business, page 21

6.   As requested in prior comment 25, please disclose in your business section the substance of your response that "WMI does not have any plans or arrangements to merge with

another company or otherwise engage in a transaction that would change the control of WMI."

7.   We note that you have included your agreement with Chaya Mermelstein in your response letter. Please refer to prior comment 28 and file this agreement as an exhibit.

Item 17. Management's Discussion and Analysis or Plan of Operation, page 25

8.   Please explain in more detail how you purchased the condominium and obtained title to the property. In this regard, disclose whether you assumed the mortgage on the condominium from the seller or whether you own the property free of any mortgages or other liens. If the condominium is subject to any liens, describe their material terms and file the contracts as exhibits.

9.   Please disclose the amount of cash you currently have rather than the amount of cash you had at August 30, 2005.

10.   We note the disclosure that "[i]f [you] are able to complete the sale of [your] current property, [you] will attempt to acquire more than one additional property" and you also state that you are currently trying to sell it. Please disclose the amount you are asking for this property and the date that you began your efforts to sell it. We also note your disclosure that if you are unable to sell this property, you "will have to seek other sources of working capital to acquire any additional properties." Please disclose the amount of capital you reasonably believe you would be able to raise to purchase additional properties in the event that you are unable to sell your current property.

11.   Disclose the impact on your business if you cannot raise the funds to pay for the offering, the costs of being a reporting company or the $14,000 cash payment on the condominium that is due on February 25, 2006. For example, what recourse does the seller have if you cannot make the $14,000 payment?

Report of Independent Registered Public Accounting Firm, page 28

12.   We note your response to prior comment 33. We understand that state licensing laws vary from state to state and it is unclear from your response whether your auditor contacted the New York State Board of Accountancy to determine whether it was permissible for your auditor, who is licensed in Oklahoma, to conduct an audit of a company with all of its operations In New York, without being licensed in New York. Furthermore, it is unclear how your auditor would be able to conduct an audit in accordance with the Standards of the PCAOB without actually traveling to New York, when all of the company's operations are in New York. Please provide a detailed summary of how the audit work was performed by your auditor from Oklahoma. Your response should include a discussion of how the auditor obtained an understanding of

Internal Control (AU 319), how confirmations were handled, how contracts and other underlying documentation were reviewed and considered in performing the audit, etc. Additionally, please tell us whether you auditor intends to obtain a license to practice in New York. If not, you may wish to consider engaging an auditor who is licensed to practice in New York.

Financial Statements, page 32

13.   Update the financial statements and other financial information in the filing to include the interim period ended November 30, 2005. See Rule 310(g) of Regulation S-B.

Item 28. Undertakings, page 43

14.   In your amended filing, please revise to include the new undertakings which became effective on December 1, 2005. See Questions 3 through 6 in Securities Offering Reform Transition Questions and Answers, which is available on our web site at http://www.sec.gov/divisions/corpfin/transitionfaq.htm. Also see new Item 512(g)(2) of Regulation S-B, which was adopted in Securities Offering Reform, Release No. 33-8591 (July 19, 2005), which is available on our web site at http://www.sec.gov/rules/final/33-8591fr.pdf.

Exhibit 5.1 – Opinion of G. David Gordon & Associates P.C..

15.   Assumption (c) in the second paragraph is too broad, as counsel may not assume facts underlying the opinion or facts that are readily ascertainable. Please have counsel remove this assumption.

16.   It is unclear how paragraphs four and five of counsel's opinion relate to counsel's opinion regarding the legality of the shares being registered. Furthermore, the statements are vague, since they are qualified by disclosure in the registration statement. Please have counsel delete the paragraphs concerning legal proceedings, claims, and officer and director indemnification.

Exhibit 23.1

17.   Please include a currently dated auditors' consent in all amendments.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review.

Jacob Roth
World Marketing, Inc.
February 10, 2006
Page 5 of 5

Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Nasreen Mohammed, Staff Accountant, at (202) 551-3773 or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Albert Pappas, Staff Attorney, at (202) 551-3378, Kathleen Krebs, Special Counsel, at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: G. David Gordon, Esq.
       (918) 254-2988 (fax)